Daxor Corporation
350 Fifth Avenue, Suite 4740
New York, NY 10118

May 10, 2019

Via EDGAR
United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Daxor Corporation – Post-Effective Amendment No. 3 to
Registration Statement on Form N-2
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the above-referenced Post-Effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 333-224509 (the "Registration Statement"), be declared effective on May 14, 2019, or as soon as is practicable thereafter.  For purposes of Rule 461, there is no underwriter at this time.
We certify that no shares have been issued pursuant to the Registration Statement since the annual financial statements were filed on March 1, 2019, and no shares will be issued pursuant to the Registration Statement until after it is declared effective.
Very truly yours,

DAXOR CORPORATION

By: /s/ Robert J. Michel
Robert J. Michel
Chief Financial Officer